

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 24, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Series 125 3.225% Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2032, of Banco Santander, S.A. under the Exchange Act of 1934.

Sincerely,

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